June 13, 2018

VIA EDGAR

Legal Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Era Anagnosti

Re:	Wesbanco, Inc.

Registration Statement on Form S-4 (File No. 333-224939)

Request for Acceleration of Effectiveness

Dear Ms. Anagnosti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wesbanco, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 1:00 p.m., Eastern Time, on Friday, June 15, 2018, or as soon as practicable thereafter.

Please direct any questions regarding this request to James C. Gardill ((304) 232-6810; JamesGardill@pgka.com) of Phillips, Gardill, Kaiser & Altmeyer, PLLC. In addition, please notify Mr. Gardill when this request for acceleration has been granted.

Sincerely,

WESBANCO, INC.

By:	/s/ Todd F. Clossin
Todd F. Clossin
President and Chief Executive Officer